Filed by Frontline Ltd.
Commission File No. 001-16601
Pursuant to Rule 425 of the Securities Act of 1933
Subject Company: DHT Holdings, Inc.
Commission File No. 001-32640
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication relates to a business combination transaction with DHT Holdings, Inc. ("DHT") proposed by Frontline Ltd. ("Frontline"), which may become the subject of a registration statement filed with the Securities and Exchange Commission (the "SEC"). This material is not a substitute for the prospectus and/or proxy statement Frontline would file with the SEC regarding the proposed transaction if such a negotiated transaction with DHT is reached or for any other document which Frontline may file with the SEC or send to DHT or Frontline stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF FRONTLINE AND DHT ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Such documents would be available free of charge through the web site maintained by the SEC at www.sec.gov.
Forward-Looking Statements
Matters discussed in this communication may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Words such as "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this communication are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication. In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include failure to consummate the proposed business transaction, fluctuations in the value of Frontline common shares issued in connection with the proposed acquisition, the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our  vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by Frontline with the SEC.

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The following is an article published on www.wsj.com.

Norwegian Shipping Companies Frontline, DHT to Talk Over Hostile Bid
Frontline CEO says door isn't closed, but latest bid is 'final offer'

By COSTAS PARIS
Updated March 1, 2017 1:35 p.m. ET

Norwegian shipping companies Frontline Ltd. and DHT Holdings Ltd. will meet this month in a last-ditch attempt to find common ground over a takeover bid by Frontline, which so far has been rejected.
Frontline, controlled by shipping magnate John Fredriksen, already owns a 16.4% stake in DHT, which is also based in Norway. A merger between Frontline and DHT would create one of the world's biggest tanker fleets at a time that the industry is battling low rates.
Frontline, which has a market value of about $1.2 billion, launched a $475 million hostile bid at the end of January valuing DHT's shares at $5.09 each. Last week Frontline boosted its offer to $525 million, or $5.38 a share, which was still described by DHT as inadequate.
DHT shares were trading at $4.62 in New York on Wednesday.
DHT "extended an invitation and I will be meeting them over the next 10 days," Robert Macleod, chief executive of Frontline Management, said in an interview. "The door is not closed, but I am very surprised they didn't accept the premium. That's our final offer."
DHT's co-chief executives Trygve Munthe and Svein Moxnes Harfjeld said in a separate interview that the revised offer continues to undervalue the contribution that DHT's business and fleet would make to a merged entity.
"The offer is inadequate and unacceptable," Mr. Munthe said. "Conceptually, there should be a premium to the underlying asset values."
DHT's net asset value ranges from a low of $4.25 per share to a high of $5.70, according to industry publication Lloyd's List. DHT used the highest estimate at its earnings call on Jan. 30.
Both companies are owners of supertankers that move the world's oil cargo, known as very large crude carriers, or VLCCs. Such fleets are mostly owned by national oil companies in the Middle East and Asian conglomerates along with Greek and Norwegian shipowners. VLCCs often change hands among owners, but outright mergers or acquisitions are rare.
Tankers have done better than other ship types over the past couple of years. They were increasingly used to move oil cargo to China and India as they boosted their strategic oil reserves in a low-price oil environment, or used as floating oil storage facilities.
A merger between Frontline and DHT would create the world's biggest listed tanker company, with a total fleet of 72 tankers, including 40 VLCCs. Frontline also has another dozen vessels on order, including three VLCCs.